SUPPLEMENT
(To Supplement dated August 3, 2007 to Prospectus Supplement dated July 30, 2007 to Prospectus dated July 11, 2007)

$2,800,313,000 (Approximate)
LEHMAN XS TRUST
Mortgage Pass-Through Certificates, Series 2007-15N

On August 6, 2007, American Home Mortgage Servicing, Inc., which is a servicer of certain of the mortgage loans, American Home Mortgage Corp., which is an originator of certain of the mortgage loans, and certain other affiliates (collectively, the “Debtors”) each filed voluntary petitions for relief under Chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). Judge Christopher S. Sontchi is presiding over the Debtors’ chapter 11 bankruptcy cases, which are being jointly administered under case number 07-11047. At this time, the Debtors are operating their businesses as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court. The Debtors’ bankruptcy may have a material adverse affect on American Home Mortgage Servicing, Inc.’s ability to continue to service the mortgage loans in the trust fund and on American Home Mortgage Corp.’s ability to repurchase the mortgage loans in the event of a breach of its representations and warranties. For more information on the risks of nonperformance by an originator, see “Risk Factors—Recent Developments in the Residential Mortgage Market May Adversely Affect the Yields of the Offered Certificates” in the Prospectus Supplement.

All of the other portions of the Prospectus Supplement shall remain unchanged. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Prospectus Supplement.

The date of this Supplement is August 7, 2007.